

Artisan-Made Sustainable Shoes at Scale

fuchsia

The Opportunity

Consumers today are eschewing mass-produced products in favor of the handmade and one-of a kind. There is a growing trend in the market for hand-crafted, comfortable and sustainable shoes which is not being served by the traditional players in this space.



71%
Millennials wants to shop

Social impact brands

Handmade Businesses
$32B
A year industry

Source: Nielsen, U.S. Dept of State

U.S. Shoe Market - 2019

$39B

Non - Athletic Shoes

 Flats

 Sandals/Flip Flops

 Clogs

 Boots

Source: Statista, NDP

fuchsia

A direct to consumer brand making one-of-a-kind artisan shoes for American women

 **Accessible**    **Comfortable**    **Sustainable**

Transparency & Stories









1/7
Making our handcrafted shoes
Begin your journey
3/7
STAGE 1
Expertly crafted
Explore stage
5/7
STAGE 2
Supporting the local community
Explore stage
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Organisation
Fuchsia Shoes Sangla
The artisans use a century old craftsmanship for crafting shoes designed by Fuchsia.
See the proof

Business Model



CUSTOMER
Buy Products



FUCHSIA
Markups 3x-4x



ARTISAN
Makes 3x more



Competition

Fuchsia brings unique artisan flats along with transparent product journey and artisan stories which currently lacks in our competitors.



allbirds





Team



Afshan Abbas
CEO / Co-Founder





Rameez Sajwani
CTO / Co-Founder





Jim Huffman
Growth Hacker





Elizabeth Geri
Advisor, Ex VP at GAP





Farah Ali
Investor, VP at EA Games





Luni Libes
Investor & Serial Entrepreneur



Good Margin

	Retail Price	Landing Cost	Customer Shipping	Markups
Casual 	$75	$13.5	$9	3X
Embroidery 	$99	$18.5	$9	3.5X
Wedding 	$120	$21	$9	4X

Traction

$200K+
Revenue Last 18 months

7000+
Customers To Date

25%
Repeat Customer Rate within 30 days



More Traction



Winner of 2019 Kitsap edge3 fund competition. Details here



Graduated from Social Conscious For-Profit Accelerator – Fledge. Watch Demo Day talk here

Funding Round

Raising $500K

Basic Terms

- -

❖ SAFE
❖ 20% Discount at $4M Cap

Use of Funds in Next 18 months

Growth

❖ 20,000+ Pairs (goal)
❖ $2+ Million Revenue (goal)

- -

Hiring

❖ Growth Marketer, Seattle
❖ Digital Marketer
❖ Supply Chain Manager, Pakistan
❖ Textile Designer, Pakistan
❖ Fulfilment Specialists, Seattle

Want to Learn More?

afshan@fuchsiashoes.com

206-375-7197

Visit Us Online:
fuchsiashoes.com

  

APPENDIX

Customer Repeat Rate



6%
in 2017

12%
in 2018

25%
projected in 2019

Shoe Startups are not dragging their feet

$170M

In last 18 months, funding raised for shoe related startups

Testimonials

"Wonderfully comfortable!"

They were great, I would recommend these shoes for everyone.

"It is soft and luxurious…"

…but feels strong enough to hold up to lots of wear.

"I'm delighted!"

These shoes are so beautiful! They are extremely well made, and the fabric is very vibrant.



Press Release



The Good Trade
TOP Fair Trade Shoe Brands For Every Occasion. Read https://bit.ly/2EJJXIH



425 Magazine
Sweet Soles. Read https://bit.ly/2Ugt1sn



King 5
Fuchsia Plans to be the Next TOMS. Watch https://kng5.tv/2Tom0bE



Tech in Asia
Fuchsia Handcrafted Shoes Kickstarter. Read https://bit.ly/2BVsIfl



GeekWire
Online retailer Fuchsia helps cottage industry artisans get in front of consumers. Read https://bit.ly/2tOxmIo



Seattle Met
Fuchsia Brings Traditional Pakistani Ballet Flats to Seattle. Read https://bit.ly/2fcEhWX



Microsoft Alumni
Creating a platform with a purpose. Read https://bit.ly/2TpJFbz

Target Customers



#1

Female
30-54 years old

$75,000+ income
Conscious buyers



#2

Female
16-30 years old

Single
Love fashion
Love to be unique
(Daughters of target market #1)



#3

Female
19-29 years old

Single
Dating
Love fashion
Love to be unique
Love shoes



#4

Female
55-74 years old

$100,000+ income
Grandmother looking for the perfect gift for her granddaughters or for themselves